Exhibit 99.1

i-80 Gold Announces Best Results To-Date from Underground Drilling at Cove

New Helen Zone Results (3 Holes) Include 22.6 g/t Au over 19.1 m, 32.9 g/t Au over 14.9 m and 23.5 g/t Au over 12.8 m

RENO, Nev., March 5, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce additional results from 2023 drilling in the Helen Zone that include some of the best results received to-date from the underground drilling program at the Company's 100%-owned McCoy-Cove Property ("Cove" or "the Property") located in Lander County, Nevada.

The new results are from results that continue to be received from drilling completed in 2023 to define the Helen Zone, the first horizon expected to be accessed at the Cove Mine. The program is confirming high-grade mineralization over appreciable thickness including multiple lenses in some parts of the deposit (see Figure 2). The most recently received results from the Helen Zone contain some of the best results received to-date from the underground program and compare favourably with initial results from the Gap Zone where previously released results included intercepts of up to 12.9 g/t Au over 36.1 m in hole iCHU23-04, 14.9 g/t Au over 32.7 m in hole iCHU23-10 and 18.9 g/t Au over 29.3 m in hole iCHU23-11. A complete summary of new results is provided in Table 1.

Highlight new results from drilling at McCoy-Cove include:

Helen Zone

  iCHU23-37: 14.4 g/t Au over 9.1 m

And 22.6 g/t Au over 19.1 m
And 55.0 g/t Au over 1.8 m

  iCHU23-38: 13.8 g/t Au over 10.1 m

 And 32.9 g/t Au over 14.9 m

  iCHU23-39: 25.3 g/t Au over 9.4 m

And 30.5 g/t Au over 2.1 m
And 19.7 g/t Au over 2.7 m
And 23.5 g/t Au over 12.8 m

"Results received to-date have met or exceeded our expectations as definition drilling continues to confirm that Cove is one of the highest-grade, development-stage, gold deposits in North America.", stated Tyler Hill, Chief Geologist of i-80 Gold.  "Deposits with grades in excess of ten grams per tonne gold over widths frequently in excess of ten metres are rare. Significant upside exists at McCoy-Cove as mineralization in the main deposit remains open for expansion and multiple high-potential exploration targets have been identified on the large land package."

The McCoy-Cove Property is strategically located in the prolific Battle Mountain Trend immediately south of Nevada Gold Mines' Phoenix Mine and within 83 km (by road) of the Company's Lone Tree processing facility (see Figure 1). Cove is one of three projects being advanced to realize the Company's goal of becoming one of the largest producers in the United States.

The underground drill program at Cove is expected to consist of more than 40,000 m of drilling on approximate 30 metre spacing focused on the CSD Gap and Helen Zone portions of the deposit while mineralization below the pit in the Cove South Deep and 2201 zones are not being drilled as part of this program (Figure 3) but offer a significant upside opportunity.

Carlin-style mineralization in the Helen and CSD Gap zones is hosted primarily in the Favret limestone rock unit with enhanced grades and thicknesses of mineralized zones occurring at structural intersections, along the margins of dikes and sills, and within the axis of the northwest striking Cove anticline.

Figure 1 – Property Location Map (CNW Group/i-80 Gold Corp)

Table 1 – Highlight New Assay Results from Cove Underground Drilling

New 2023 results from McCoy-Cove, estimated true thickness 80-95%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)
iCHU23-37	Helen	Core	272.7	281.8	9.1	14.1	2.3
and	Helen	Core	291.3	310.3	19.1	22.6	10.8
and	Helen	Core	334.6	336.4	1.8	55.0	8.2
iCHU23-38	Helen	Core	278.6	288.6	10.1	13.8	5.5
and	Helen	Core	323.6	338.5	14.9	32.9	6.0
iCHU23-39	Helen	Core	274.9	285.4	9.4	25.3	4.2
and	Helen	Core	293.2	295.3	2.1	30.5	11.8
and	Helen	Core	309.5	312.1	2.7	19.7	4.2
and	Helen	Core	317.9	330.7	12.8	23.5	5.0

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iCHU23-37	481774	4466011	1428	089	-81
	iCHU23-38	481773	4466010	1428	098	-87
	iCHU23-39	481774	4466010	1428	358	-85

Figure 2 – 3D View of the Cove Deposit and Drill Program (CNW Group/i-80 Gold Corp)

Figure 3 – Surface Plan View of the Cove Deposit (CNW Group/i-80 Gold Corp)

The McCoy-Cove Property comprises a large package of approximately 13,000 hectares covering an area roughly 15 km by 10 km that offers substantial exploration upside as the bulk of work completed to-date has been focused on the main deposit areas. Earlier exploration, mostly completed in 20214, resulted in several new discoveries that have received little to no follow-up including polymetallic mineralization in the 2201 and Davenport targets. One of the primary future targets at McCoy-Cove is the pediment area to the east of the Cove deposit where only two holes have drilled to a sufficient depth to intersect the favourable Favret limestone unit. Both holes intersected broad zones of Carlin-type alteration with assays of up to 1.7 g/t Au and 364 g/t Ag over 11.4 m proximal to an interpreted large untested structural trend that represents a major future exploration target.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay) and ME-MS61 (35 element suite; 0.4g 4 acid/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at McCoy-Cove and the potential of the Cove project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 05-MAR-24